Liberty Property Trust
500 Chesterfield Parkway
Malvern, PA 19355
August 26, 2010
Mr. Kevin Woody
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Liberty Property Trust Form 10-K for year ended December 31, 2009 File No. 001-13130
Dear Mr. Woody,
We received your August 12, 2010 letter and appreciate your comments with respect to our filing. We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. Listed below are your comments and our responses:
DEFINITIVE PROXY STATEMENT FILED APRIL 20, 2010
Compensation of Executive Officers, page 11
1.
We note your response to comment 2 in our letter dated June 29, 2010. We note that your CFO’s base salary was at 21% above median and that your chief investment officer’s total direct compensation was at 26% below median. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Therefore, please further describe why these officers’ compensation fell above and below median, respectively. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

LPT Response Letter
Mr. Kevin Woody, Branch Chief
August 26, 2010

Company Response:
The Company, through the Compensation Committee, has historically sought to maintain the salaries of all named executive officers at or below the median of salaries for comparable executives based on trailing proxy data. Similarly, the Committee sets the bonus and long term incentive targets for named executive officers based on a review of the same type of data. In utilizing this approach, the Committee seeks to avoid having the compensation paid to the named executive officers be out of step with the industry on the high side. The Committee also seeks to make certain that the compensation paid to named executive officers does not become financially uncompetitive in terms of retaining and attracting the necessary talent. However, the Committee’s use of median of peer group data is intended only as a reference point. In fact, the Committee uses its judgment after consultation with its independent compensation consultant, Towers Watson, to determine appropriate compensation for each named executive officer. In exercising its judgment, the Committee and its consultant must take into account the unique responsibilities and attributes of each named executive officer in its attempt to draw guidance from the peer group data.
The Committee engages Towers Watson to assist in its review and use of peer data. However, at times, the review does not yield precise conclusions as to each named executive officer in light of the lack of exact comparability of each incumbent in the review and in light of the effect of different performance on related variable compensation across the peer group. Additionally, factors such as peer firm sizes, tenure in the position, and scope of the position enter into the Committee’s deliberation. In the instance of the CFO, the incumbent’s longevity in the position and the high regard with which he is held in the industry was considered. As to the CIO, the fact that many CIO’s in the peer group held the dual role of President, whereas he does not, was a consideration.
The Committee views its philosophy with respect to all of the named executive officers in the same manner. However, the application of the philosophy to each named executive officer may yield different results.
Recast to address the staff’s comments the disclosure would be stated as follows:
The Compensation Committee has historically viewed the compensation of the named executive officers with reference to a peer group of comparable REITs. The Compensation Committee has generally pursued a philosophy of making an attempt to keep the compensation of named executives at or near the median of the peer group, subject to the impact of variable compensation. In order to accomplish these goals the Committee engages its independent compensation consultant to conduct a review of peer data. However, the Committee’s use of median of peer group data is intended only as a reference point. In fact, the

LPT Response Letter
Mr. Kevin Woody, Branch Chief
August 26, 2010

Committee uses its judgment after consultation with its independent compensation consultant to determine appropriate compensation for each named executive officer. In exercising its judgment, the Committee and its consultant must take into account the unique responsibilities and attributes of each named executive officer in its attempt to draw guidance from the peer group data. The Committee seeks to make certain that the compensation paid to named executive officers is well within industry practices and at the same time competitive.
A comparison of the peer group data to the Company’s 2009 salaries and target 2009 total compensation indicated that:
•	Salaries for named executive officers ranged from 21% above to 17% below the median of peer data.

•	Total direct compensation for named executive officers ranged from 20% above to 26% below peer data.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1715.
Very truly yours,
/s/ James J. Bowes
General Counsel
JJB/jab

cc:	Kevin Purfield, Ernst & Young Justin Chairman, Morgan, Lewis & Bockius LLP